      As filed with the Securities and Exchange Commission on June 11, 1999


                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                   SCHEDULE 13E-4
                           ISSUER TENDER OFFER STATEMENT

       (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                   AMENDMENT NO. 1

                                  EFC BANCORP, INC.
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                                  (NAME OF ISSUER)

                                  EFC BANCORP, INC.
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                        (NAME OF PERSON(S) FILING STATEMENT)

                      Common Stock, $0.01 Par Value Per Share
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                           (TITLE OF CLASS OF SECURITIES)

                                    268423 10 0
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                       (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  John J. Brittain
                               Chairman of the Board
                                 EFC Bancorp, Inc.
                                 1695 Larkin Avenue
                               Elgin, Illinois 60123
                                   (847) 741-3900
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              (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                          THE PERSON(S) FILING STATEMENT)


                                     Copies to:

                              Lori M. Beresford, Esq.
                           MULDOON, MURPHY & FAUCETTE LLP
                            5101 Wisconsin Avenue, N.W.
                               Washington, D.C. 20016
                                   (202) 362-0840
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                           (AGENT FOR SERVICE OF PROCESS)

                                   April 22, 1999
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       (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)






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                           CALCULATION OF FILING FEE

Transaction Valuation (1)                                Amount of Filing Fee
      $21,350,796                                               $5,936

(1) Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,779,233 shares at the maximum tender offer price of $12.00 per share.

[X] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $5,936            Filing Party:   EFC Bancorp, Inc.
Form or Registration No.:   13E-4             Date Filed:     April 22, 1999

     This Amendment No. 1 amends the Issuer's Tender Offer Statement on Schedule 13E-4, dated April 22, 1999, filed by EFC Bancorp, Inc. (the "Company") relating to the Company's offer to purchase up to 1,779,233 shares of its common stock within a price range of $10.00 per share to $12.00 per share. On June 11, 1999, the Company issued a press release announcing that the offer terminated on Tuesday, June 1, 1999, at 5:00 p.m., Central Time, and that, as a result of the Offer, the Company will purchase 1,709,544 shares at a price of $12.00 per share. A copy of the press release is attached hereto as Exhibit 99.(a)(9), and is incoporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      (a)(9)  Text of Press Release issued by the Company, dated June 11, 1999.


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                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: June 11, 1999                 EFC BANCORP, INC.

                                    By:  /s/ John J. Brittain
                                         -----------------------
                                         John J. Brittain
                                         Chairman of the Board